BACAP ALTERNATIVE MULTI-STRATEGY FUND LLC
N-SAR Item 77c


A special meeting of members of BACAP Alternative
Multi-Strategy Fund LLC (the Registrant) was held on
December 18, 2008 at the offices of the Registrant, 1 Bryant Park, 28th Floor, New York, New York 10036.
The meeting was held for the purpose of approving the proposed reorganization of the Registrant into Excelsior Directional Hedge Fund of Funds (TI), LLC.

The results of the proxy solicitation on the above matter were a follows:


			No. of Dollars		% of
Outstanding		% of Dollars
						Dollars
			Voted

Affirmative		83,304,786.48		92.789%
			99.942%
Against			       48,508.04
0.054%			  0.054%
Abstain			                0.00
	  0.000%			  0.000%

Total			83,353,294.52		92.843%
			100.00%